RANDALL | DANSKIN

ATTORNEYS

Douglas J. Siddoway
djs@randalldanskin.com

April 26, 2013 VIA ELECTRONIC MAIL

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Revett Minerals Inc.
Preliminary Proxy Statement on Schedule 14A
Commission File No. 001-35161
Our File No. 40247

Dear Mr. Reynolds:

This responds to your April 25th letter (copy enclosed) regarding the staff's comments to Revett Minerals Inc.'s April 17th preliminary proxy statement on Schedule 14A.

Comment 1: With respect to your proposed notice of director nomination bylaw amendment, we note your statement on page 9 that the notice must include all information that would be required to be disclosed in a dissident proxy circular in connection with the solicitations of proxies for the election of directors under applicable corporate and securities laws relating to the shareholder making the nominations. Please revise your proxy statement to clarify for shareholders the applicable corporate and securities laws and who will gauge nomination compliance with such corporate and securities laws during the nomination process.

Response to Comment 1: We have revised the disclosures at pages 9 and 10 of the proxy statement to read in their entirety as follows. These revisions are highlighted for your convenience:

CONFIRMATION OF BY-LAW AMENDMENTS

Background

On March 7, 2013, the Board approved an amendment ad restatement of the Company's Restated and Amended By-Law No. 1 by adding a new paragraph 20.1 (the "**By-Law**

Amendment") to adopt by-laws requiring advance notice of director nominees from shareholders. The purpose of the By-Law Amendment is to ensure that an orderly nomination process is observed, that shareholders are well-informed about the identity, intentions and credentials of director nominees and that shareholders vote in an informed manner after having been afforded reasonable time for appropriate deliberation.

Among other things, the By-Law Amendment fixes a deadline by which shareholders must provide notice to the Company of nominations for election to the Board. The notice must include all information that would be required to be disclosed in a dissident proxy circular in connection with the solicitations of proxies for the election of directors under applicable corporate laws (being the CBCA) and ~~securities laws~~under applicable securities laws (being the securities laws of the United States and each of the Provinces of Canada) relating to the shareholder making the nominations (as if such shareholder were a dissident soliciting proxies) and each person that such shareholder proposes to nominate for election as a director. In addition, the notice must provide information as to the shareholdings of the shareholder making the nominations, confirmation that the proposed nominees meet the qualifications of directors and residency requirements imposed by ~~corporate law~~the CBCA, and confirmation as to whether each proposed nominee is independent for the purposes of National Instrument 52-110. Upon receipt of any notice and required information, management will make a determination as to whether the notice and information satisfy the requirements of the by-law. The deadline by which the notice must be delivered to the Company is set forth in the table below.

Meeting Type	**Nomination Deadline**
Annual meeting of shareholders	Either (a) no fewer than 30 days and no more than 65 days prior to the date of the meeting or (b) no more than 10 days after the date of the first public filing or announcement of the date of the meeting, if the meeting is called for a date that is fewer than 50 days after the date of such public filing or announcement.
Special meeting of shareholders (which is not also an annual meeting)	No more than 15 days after the date of the first public filing or announcement of the date of the meeting.

The By-Law Amendment does not affect nominations made pursuant to shareholder proposals or the requisition of a meeting of shareholders, in each case made in accordance with the provisions of the CBCA. The full text of the By-Law Amendment is attached as Appendix ~~B~~A.

If the By-Law Amendment is approved by shareholders at the Meeting, it will continue to be effective and in full force and effect at, and following, the Meeting. If the By-Law Amendment is not approved by shareholders at the Meeting, it will terminate and be of no further force or effect at, and following, the Meeting.

Proposed Resolution and Board's Recommendation
At the Meeting, shareholders will be asked to consider and, if deemed advisable, to pass the following ordinary resolution (the "**By-Law Amendment Resolution**") approving the By-Law Amendment:

"**BE IT RESOLVED THAT** the amendment of Restated and Amended By-Law No. 1 of the Company, as set forth in the management information circular of the Company dated April ___, 2013, is hereby confirmed without amendment; the directors of the Company are authorized to amend and restate Restated and Amended By-Law No. 1 to incorporate such amendment; and any director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in the name of and on behalf of the Company all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person's opinion may be necessary or desirable for the purpose of giving effect to this resolution."

To be effective, the By-Law Amendment Resolution must be approved by at least a majority of the votes cast at the Meeting.

The Board has unanimously approved the By-Law Amendment and recommends to shareholders of the Company that they vote **FOR** the By-Law Amendment Resolution. Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be voted against the By-Law Amendment Resolution, the persons named in the enclosed form of proxy intend to vote **FOR** the By-Law Amendment Resolution.

Comment No. 2: Please attach your updated shareholder rights plan in its entirety to your proxy statement.

Response to Comment No. 2: The updated shareholder rights plan will be attached in its entirety to the definitive proxy statement as Appendix B. In addition, the first full paragraph of page 12 of the proxy statement will be revised as follows

The Amended and Restated Rights Plan is not being extended in response to, or in anticipation of, an acquisition or take-over bid of the Company. A copy of the Amended and Restated Rights Plan dated April 15, 2013 between the Company and Computershare

> Investor Services Inc. is ~~available on www.sec.gov, www.sedar.com and may also be obtained by contacting the Secretary of the Company.~~attached as Appendix B.

Comment No. 3: Please revise your say-on-pay frequency vote so that it complies with Exchange Act Rule 14a-21(b). Your initial say-on-pay frequency vote should ask shareholders to consider whether the advisory say-on-pay vote should occur every 1, 2 or 3 years.

Response to Comment No. 3: The disclosures concerning say-on-pay at pages 16 and 17 of the proxy statement will be revised as follows:

> **ADVISORY VOTE ON THE FREQUENCY OF HOLDING FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION**
>
> At the Meeting, shareholders will be asked to ~~consider, and if deemed advisable, the~~ vote on ~~the following~~an advisory resolution~~: "**BE IT RESOLVED THAT**,~~ which will provide shareholders ~~of the Company be given~~ the opportunity to ~~consider~~indicate whether they prefer an advisory vote on executive compensation once every one (1), two (2) or three (3) years.~~"~~
>
> The Company believes that a three year cycle will allow the Board and the Compensation Committee sufficient time to thoughtfully evaluate and respond to shareholder input and effectively implement any changes to the Company's executive compensation program. The frequency of vote option (one (1), two (2) or three (3)) receiving the highest number of votes will be adopted.
>
> Because this is an advisory vote and not binding on the Board, it may decide that it is in the best interests of the Company to hold an advisory vote on executive compensation more or less frequently than ~~as provided in the foregoing resolution~~the option approved by shareholders.

Comment No. 4: Please file a form of proxy card. See Exchange Act Rule 14a-6(a).

Response to Comment No. 4: The forms of proxy card to be used in conjunction with the registrant's upcoming annual and special meeting of shareholders are enclosed herewith.

* * *

The registrant hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

that the registrant may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned directly if you have additional comments or require additional revisions or other information.

Thank you.

Very truly yours,

RANDALL | DANSKIN

Douglas Siddoway

enclosures
cc (via electronic mail): Adam F. Turk
Brigitte Lippmann
Ken Eickerman
Monique Hayes

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2013

Via E-mail
Kenneth S. Eickerman
Chief Financial Officer
Revett Minerals Inc.
11115 East Montgomery, Suite G
Spokane Valley, Washington 99206

Re: Revett Minerals Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 17, 2013
File No. 001-35161

Dear Mr. Eickerman:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. With respect to your proposed notice of director nomination bylaw amendment, we note your statement on page 9 that the notice must include all information that would be required to be disclosed in a dissident proxy circular in connection with the solicitations of proxies for the election of directors under applicable corporate and securities laws relating to the shareholder making the nominations. Please revise your proxy statement to clarify for shareholders the applicable corporate and securities laws and who will gauge nomination compliance with such corporate and securities laws during the nomination process.

2. Please attach your updated shareholders rights plan in its entirety to your proxy statement.

3. Please revise your say-on-pay frequency vote so that it complies with Exchange Act Rule 14a-21(b). Your initial say-on-pay frequency vote should ask shareholders to consider whether the advisory say-on-pay vote should occur every 1, 2 or 3 years.

4. Please file a form of the proxy card. See Exchange Act Rule 14a-6(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Douglas J. Siddoway
Randall | Danskin

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

VETQ 000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
CANADA

Security Class COMMON SHARES

Holder Account Number
C9999999999 IND

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Form of Proxy - Annual General and Special Meeting to be held on June 4, 2013

This Form of Proxy is solicited by and on behalf of Management of Revett Minerals Inc. ("Company")

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is received by or on behalf of the Company.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. In the absence of any instructions in respect of any matter, the proxyholder designated in this Proxy is hereby instructed to vote FOR the election of each of the nominees in item 1 and FOR each of items 2 to 7. Reference should be made to the Notice and Management Proxy Circular.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the accompanying Notice of Meeting ("Notice"), or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying management proxy circular, as it may be amended ("Management Proxy Circular").

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Proxies submitted must be received by 1:00 p.m., Eastern Daylight Time, on May 31, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

VETQ_PRX_166319/000001/000001/i

SAM SAMPLE

C9999999999

IND C02

Appointment of Proxyholder

I/We, being holder(s) of common shares of Revett Minerals Inc. hereby appoint: John G. Shanahan, or failing him Timothy R. Lindsey

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as the proxyholder of the undersigned, to attend and act on behalf of the undersigned at the Meeting and at any adjournment or postponement thereof, with the power of substitution and with all the powers that the undersigned could exercise with respect to the said common shares if personally present and with authority to vote at the said proxyholder's discretion except as otherwise specified herein and to vote and act in said proxyholder's discretion with respect to amendments or variations to matters referred to in the Notice and with respect to other matters that may properly come before the Meeting.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. John G. Shanahan	☐	☐	02. Timothy R. Lindsey	☐	☐	03. Albert F. Appleton	☐	☐
04. Larry Okada	☐	☐	05. John B. McCombe	☐	☐			

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For Withhold

2. Appointment of Auditors
Appointment of KPMG LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration. ☐ ☐

For Against

3. Confirmation of By-law Amendments
The amendment of Restated and Amended By-Law No. 1 of the Company, as set forth in the Management Proxy Circular. ☐ ☐

For Against

4. Location of Meetings of Shareholders Resolution
Approval to amend articles respecting location of meetings of shareholders, as set forth in the Management Proxy Circular. ☐ ☐

For Against

5. Rights Plan Resolution
Approval to amend and restate shareholders rights plan , as set forth in the Management Proxy Circular. ☐ ☐

For Against

6. Advisory Vote on Executive Compensation
Approval of the compensation paid to the Company's named executive officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discuss and Analysis, compensation tables and narrative discussion set out in the Circular. ☐ ☐

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1 Year 2 Years 3 Years Abstain

7. Advisory Vote on the Frequency of Holding Future Advisory Votes on Executive Compensation
Frequency of shareholder advisory vote on executive compensation. ☐ ☐ ☐ ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

9 9 9 9 9 1 6 6 3 1 9 1 P I A R 2 V E T Q

MINERALS

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

VETQ 000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
CANADA

Security Class **COMMON SHARES**

Holder Account Number

B9999999999 I ND

Intermediary

ABCD

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Voting Instruction Form ("VIF") - Annual General and Special Meeting to be held on June 4, 2013

NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. *We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions.* In order for these securities to be voted at the meeting, *it will be necessary for us to have your specific voting instructions.* Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
8. Your voting instructions will be recorded on receipt of the VIF.
9. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
10. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
11. This VIF should be read in conjunction with the information circular and other proxy materials provided by Management.

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VIFs submitted must be received by 1:00 p.m., Eastern Daylight Time, on May 31, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

VETQ_VIF_166318/000001/000001/i

SAM SAMPLE

B9999999999

IND DT1

Appointee(s)

Management appointees are: John G. Shanahan, or failing him Timothy R. Lindsey

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as the appointee of the undersigned, to attend and act on behalf of the undersigned at the Meeting and at any adjournment or postponement thereof, with the power of substitution and with all the powers that the undersigned could exercise with respect to the said common shares if personally present and with authority to vote at the said appointee's discretion except as otherwise specified herein and to vote and act in said appointee's discretion with respect to amendments or variations to matters referred to in the Notice and with respect to other matters that may properly come before the Meeting.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. John G. Shanahan	☐	☐	02. Timothy R. Lindsey	☐	☐	03. Albert F. Appleton	☐	☐
04. Larry Okada	☐	☐	05. John B. McCombe	☐	☐			

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	For	Withhold
2. Appointment of Auditors Appointment of KPMG LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
3. Confirmation of By-law Amendments The amendment of Restated and Amended By-Law No. 1 of the Company, as set forth in the Management Proxy Circular.	☐	☐

	For	Against
4. Location of Meetings of Shareholders Resolution Approval to amend articles respecting location of meetings of shareholders, as set forth in the Management Proxy Circular.	☐	☐

	For	Against
5. Rights Plan Resolution Approval to amend and restate shareholders rights plan , as set forth in the Management Proxy Circular.	☐	☐

	For	Against
6. Advisory Vote on Executive Compensation Approval of the compensation paid to the Company's named executive officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discuss and Analysis, compensation tables and narrative discussion set out in the Circular.	☐	☐

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	1 Year	2 Years	3 Years	Abstain
7. Advisory Vote on the Frequency of Holding Future Advisory Votes on Executive Compensation Frequency of shareholder advisory vote on executive compensation.	☐	☐	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

99999 166318 1VI AR1 VETQ